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                                  EXHIBIT 99.5

                        ACE MARKETING & PROMOTIONS, INC.
                               457 ROCKAWAY AVENUE
                             VALLEY STREAM, NY 11581
                                 (516) 256-7766

             ACE REPORTS FIRST QUARTER 2006 RESULTS OF OPERATIONS,
                          1ST QUARTER REVENUE UP 92%.

VALLEY STREAM, NY - (Business Wire) - May 15, 2006


Ace Marketing & Promotions, Inc. (OTC BB: AMKT) announced today its results of operations for its first quarter 2006.


                                            Quarter Ended         Quarter Ended
                                            March 31, 2006       March 31, 2005
                                            --------------       --------------
Revenue (A)                                $     1,075,007        $     558,407
Cost of Revenues                                   775,173              357,909
Gross Profit (B)                                   299,834              200,498
Operating Expenses (C)                             416,173              247,554
(Loss) from operations (D)                       (116,339)             (47,056)
Net (Loss) (D)                             $     (115,592)        $    (51,468)
Net (Loss) per common Share                $         (.01)        $       (.01)
Weighted average common Shares
Outstanding                                      6,253,954            5,851,476

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(A)      The increase in revenues in the first quarter of 2006 was primarily due to additional sales representatives and obtaining additional customers.

(B) Gross profits will vary period-to-period depending upon a number of factors including the mix of items sold, pricing of the items and the volume of product sold.

(C) Operating expenses in the first quarter of 2006 increased over first quarter of 2005 primarily due to the following reasons:

         o Start-up cost related to opening additional office in Farmingville, NY.
         o Salary, commissions and benefits increases totaling approximately $148,000 for 2006, including hiring sales and support staff to handle the new business.
         o A non-cash charge of approximately $12,000 to operations relating to employee stock based payment expenses in 2006 as a result of adoption of SFAS 123R.
         o Professional and other fees relating to be publicly held corporation totaling approximately $34,000.

(D) Our 2006 increase in first quarter net loss relates primarily to lower gross margins and increased operating expenses.



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INTRODUCING ACE

Ace is a full service advertising specialties and promotional products company that distributes items typically with logos to large corporations, schools and universities, financial institutions and not-for-profit organizations. Specific categories of promotional products include advertising specialties, business gifts, incentives and awards, and premiums.

For additional information, a copy of Ace's Form 10-QSB can be obtained on the Internet by going to www.acemarketing.net, clicking on links and then clicking on SEC Filings.


Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements. The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company's ability to attract and retain key personnel.

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CONTACT:
     Ace - Valley Stream, NY.
     Michael Trepeta, President - 516-256-7766